

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 14, 2015

Mark G. Papa
Chief Executive Officer and Director
Silver Run Acquisition Corporation
1000 Louisiana Street, Suite 1450
Houston, TX 77002

> **Re: Silver Run Acquisition Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted November 17, 2015**
> **CIK No. 1658566**

Dear Mr. Papa:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our Company, page 2

2.   Please explain what you mean when you disclose that you favor opportunities with certain elements of "downside protection."

Initial Business Combination, page 4

3.   We note that you may raise additional proceeds to complete an affiliated joint acquisition by issuing to affiliated parties a class of equity or equity-linked securities, which you describe as a specified future issuance. Please revise to explain whether such issuance will reduce the percentage ownership of your then-existing shareholders.

Founder Shares, page 11

4.   We note your disclosure on page 12 that in the event that you submit your initial business combination to a shareholder vote, the sponsor has agreed to vote its shares in favor of the business combination. Considering this agreement, please disclose the number and the percentage of the shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved.

Management, page 105

5.   We note disclosure throughout the prospectus that you intend on having independent directors. Please update the disclosure here and identify your independent directors accordingly. Refer to Item 407(a) of Regulation S-K.

Exhibit Index

6.   We note the disclosure on page 6 that your sponsor, officers and directors have agreed to not participate in the formation of, or become an officer or director of, any other blank check company until you have entered into a definitive agreement regarding your initial business combination or if you fail to complete a business combination within the required timeframe. Please file the referenced letter agreement and all required exhibits as promptly as possible.

        You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3642 with any other questions.

        Sincerely,

        /s/ Loan Lauren P. Nguyen

        Loan Lauren P. Nguyen
        Legal Branch Chief
        Office of Natural Resources